

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05001108

January 10, 2005

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-10-2005

Katherine L. Harenza
Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601-9703

Re: Motorola, Inc.
Incoming letter dated December 21, 2004

Dear Ms. Harenza:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Motorola by Edward P. Olson. We also have received a letter on the proponent's behalf dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

68505

WINSTON & STRAWN LLP

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

CITY POINT
1 ROPEMAKER STREET
LONDON, EC2Y 9HT

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

(312) 558-5600

FACSIMILE (312) 558-5700

www.winston.com

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502

December 21, 2004

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Motorola, Inc./ Securities Exchange Act of 1934 –Rule 14a-8
Exclusion of Edward P. Olson Proposal

Dear Ladies and Gentleman:

On behalf of our client, Motorola, Inc., a Delaware corporation (the "Company"), we are filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders (the "Proxy Materials"), the stockholder proposal attached hereto as Exhibit A (the "Proposal") submitted by Edward P. Olson together with John Chevedden who was appointed by Mr. Olson to act on his behalf in shareholder matters (the "Proponent"), received on October 28, 2004. The Proponent requests that the Proposal be included in the Company's proxy statement for the next annual meeting of stockholders. The Company's next regularly scheduled annual meeting is scheduled for May 2, 2005 (the "Annual Meeting"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons described herein.

As more fully set forth below, the Company believes that the Proposal may be omitted from the Company's Proxy Materials because the Proponent failed to satisfy the eligibility requirements of Rule 14a-8(b) and Rule 14a-8(f).

Statement of Reasons to Exclude

The Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(b) and 14a-8(f).

Background

The Proposal was received by facsimile by the Company on October 28, 2004. The Company's records do not list the Proponent as a registered holder of the Company's common stock.

By letter dated November 1, 2004, (attached hereto as Exhibit B) mailed via FedEx (tracking number 673458565570 signed for by E. Olson on November 2, 2004), the Company, with the assistance of outside legal counsel, notified the Proponent of the need to demonstrate his eligibility to submit the Proposal under Rule 14a-8(b). The Company's letter explained that the Proponent was required to provide the Company within 14 days of his receipt of the letter with appropriate documentation to show that at the time that he had submitted the Proposal he had continuously been the owner of at least $2,000 in market value of the Company's common stock for at least one year. The Proponent responded in an email message dated November 15, 2004 (attached as Exhibit C) asking whether a statement of holdings was sufficient for the Company's purpose. On November 15, 2004, we replied to Mr. Olson with a description of the eligibility requirements of Rule 14a-8 and attached a copy of such rule for Mr. Olson's reference (attached as Exhibit D). A separate email from Mr. Olson was received on November 15, 2004 that attached correspondence from Pacific West Financial Group ("Pacific West") (attached hereto as Exhibit E) confirming the firm holds 1,300 shares of Company stock with a description of the dates of purchase and quantities of shares purchased (the "Statement of Holdings") without indicating the registered holder or beneficial owner. As described below under the heading "Legal Analysis," Motorola believes that the Statement of Holdings did not meet the requirements of Rule 14a-8.

On November 16, 2004, we notified the Proponent by email (attached hereto as Exhibit F) that the Statement of Holdings did not establish his eligibility pursuant to Rule 14a-8(b), which requires evidence from the record holder that at the time the Proponent had submitted the Proposal he had continuously been the owner of $2,000 in market value of the Company's common stock for at least one year. Our email explained that although the 14 day deadline had expired the Company would allow two additional days for the Proponent to provide the Company with appropriate documentation.

On November 18, 2004 the Proponent responded with an email message, which forwarded and attached a short email message from eve.king@wedbush without further identification stating it is the clearing agent for Pacific West and the custodian of Proponent's retirement account and confirming that Proponent has owned a certain number of shares for more than one year (attached hereto as Exhibit G). As of the date of this email, the Company has not received any other communication from the Proponent.

Legal Analysis

Under Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's securities, a proponent may prove eligibility by submitting a written statement from the "record" holder of the securities verifying that at the time the proponent submitted the proposal that the proponent had held the securities for at least one year.

The Company believes that the Proposal can be omitted pursuant to Rules 14a-8(b) and Rule 14a-8(f) because the Proponent has failed to provide documentary support sufficiently evidencing that he satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b), within the statutory 14-day time frame set by Rule 14a-8(f). The Company clearly advised the Proponent on a timely basis of the need for him to establish that proof and specifically informed him of the 14-day time period in which he had to respond. Since the Proponent is not a registered holder of the Company's common stock and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's common stock, he is required under Rule 14a-8(b) to submit a written statement from the "record" holder verifying that he has continuously held at least $2,000 in market value, or 1% of the Company's common stock for at least a year as of the date of the submission.

The materials Proponent submitted to the Company fail to meet the requirements of Rule 14a-8. The Statement of Holdings confirms that Pacific West holds 1,300 shares of Company stock on November 15, 2004 and that purchases of Company stock were made on five separate dates between 4/2/200 [sic] and 8/29/2001. Significantly, the Statement of Holdings does not confirm that the shares of Company stock held by Pacific West are held for the benefit of Proponent, does not confirm the holding of Company stock on October 28, 2004, the date of the Proposal, and does not confirm the continuous ownership of such shares for one year from the date of the submission of the Proposal. Confirmation of stock ownership at two points in time, the date of purchase and at a subsequent date, does not and cannot prove that such owner maintained continuous ownership of stock for at least one year by the date the Proposal was submitted as required by Rule 14a-8. The shares purchased by Pacific West may have been sold and repurchased by Pacific West on numerous occasions.

The Proponent was given a second chance to provide confirmation of his eligibility under Rule 14a-8. In response, Proponent forwarded an email, dated November 18, 2004 in which an unidentified source (i) claims to be the clearing agent for Pacific West and the custodian of Mr. Olson's retirement account and (ii) confirms Mr. Olson has held 1,300 shares of Company stock for more than one year. The Company assumes that the email speaks as of the date sent, November 18, 2004. Eligibility under Rule 14a-8 must be established from the date Proponent submitted his Proposal – October 28, 2004. The email does not confirm such information.

Although the Proponent has responded to the Company's November 1, 2004 letter, the responses to date do not provide the necessary documentation to establish that the Proponent had met the minimum ownership requirements required by Rule 14a-8(b) within the 14-day time frame set by Rule 14a-8(f). As Proponent's Proposal was received on October 28, 2004, Proponent must establish that he satisfies the minimum ownership requirement since October 28, 2004 and will continue to hold such shares through the date of the Annual Meeting.

Under the proxy rules the burden of establishing proof of beneficial stock ownership is on the Proponent, and the Proponent has failed to meet that burden. Moreover, the Company on two separate occasions has clearly advised the Proponent of the eligibility requirements of Rule 14a-8(b) and provided extensions to allow Proponent to demonstrate his eligibility under Rule 14a-8. Pursuant to the burden of proof, it is not the Company's duty to trace vague clues to verify if the Proponent meets the eligibility requirements. Proponent has failed to demonstrate the continuous ownership of at least $2,000 in market value of Company stock for at least one year by the date Proponent submitted the Proposal and the time for doing so has now expired. Therefore, the Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(f).

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide documentary support sufficiently evidencing that the proponent has satisfied the minimum ownership requirement continuously for the one year period required by Rule 14a-8(b). See, e.g., **International Business Machines Corporation** (January 7, 2004) (insufficient to prove continuity), **International Business Machines Corporation** (January 22, 2003) (broker letter does not provide evidence as of submission date). Given our similar facts to the above, a similar result should follow.

For the foregoing reasons, we respectfully request your advice that, in accordance with Rule 14a-8(j), the Company may properly exclude the Proposal from its Proxy Materials and that no enforcement action will be recommended if the Company omits the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j), six additional copies of this request are included herewith. By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent. We ask that you return one stamped copy in the enclosed return envelope as evidence of receipt.

We would be happy to provide you with any additional information and answer any questions that you may have relating to this submission. If you have any further questions or require additional information, please call Oscar A. David at 312/558-5745 or Katherine L. Harenza at 312/558-7592.

If you can please fax any Staff response to this request to Carol H. Forsyte of the Company at 847/576-3628, we will ensure that the Staff response is immediately mailed by overnight courier to Mr. Olson and emailed to Mr. Olson at his email address, captepjo@yahoo.com.

Sincerely,



Katherine L. Harenza

cc: Carol H. Forsyte, Motorola, Inc.
Edward P. Olson
John Chevedden

Exhibit A

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. A. Peter Lawson, Corporate Secretary
Motorola, Inc.
1303 E Algonquin Rd.
Schaumberg IL 60196
PH: 847 576-5000
FX: 847 576-5372

Dear Mr. Lawson,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



Edward P. Olson

10/25/04
Date

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

61% Yes-Vote

This topic won an impressive 61% yes-vote at 50 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- We had no Lead Director or Independent Chairman – independence concern.
- Our 3-member audit committee allowed a member with 28-years tenure – independence concern.
- 2003 CEO pay of $11 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – it could be a sign that our board is weak in its oversight of our CEO.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Stock Value

I believe that if a poison pill makes our company difficult to sell or exchange for stock in a more valuable company – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

Exhibit B

WINSTON & STRAWN LLP

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

CITY POINT
1 ROPEMAKER STREET
LONDON, EC2Y 9HT

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

(312) 558-5600

FACSIMILE (312) 558-5700

www.winston.com

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502

WRITER'S DIRECT DIAL NUMBER
312-558-7592
kharenza@winston.com

November 1, 2004

VIA FEDERAL EXPRESS
Mr. Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Motorola, Inc./Stockholder Proposal

Dear Messrs. Olson and Chevedden:

Reference is made to Mr. Olson's letter, dated October 25, 2004 that was received by facsimile on October 28, 2004 by Peter Lawson, the Secretary of Motorola, Inc. ("Motorola"), which enclosed a resolution (the "Proposal") to be presented at Motorola's next annual shareholder meeting. We are responding to Mr. Olson's letter on behalf of Motorola.

In the Notes to the Proposal, Mr. Olson states that verification of stock ownership will be forwarded. Motorola's records do not show Mr. Olson as a registered holder of shares of Motorola common stock. Pursuant to Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, if a stockholder is not a registered holder of a company's securities, the stockholder must prove his or her eligibility to submit a proposal to the company by submitting, at the time the stockholder submits his or her proposal, a written statement from the "record" holder of the stockholder's shares (usually a broker or bank) verifying that, at the time the stockholder submitted his or her proposal, he or she had continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year.

Mr. Olson has not proven that he meets the eligibility requirements to submit a proposal as set forth in Rule 14a-8. **Mr. Olson must prove his eligibility by responding to the undersigned by no later than 14 calendar days after his receipt of this letter.** Motorola may exclude the Proposal from its proxy statement if Mr. Olson does not meet the eligibility requirements at that time.

Regards,



Katherine L. Harenza

cc: Carol H. Forsyte, Motorola, Inc.
Oscar A. David

Exhibit C

Harenza, Katherine

From: Edward P. Olson [captepjo@yahoo.com]
Sent: Monday, November 15, 2004 11:51 AM
To: Harenza, Katherine
Subject: Fwd: Request for verification, Account No. 6361-1568

Dear Ms. Harenza, I have been attempting since Nov 5
to get a letter of verifcation of my 1300 shares of
Motorola stock since Nov 5 from Wedbush Morgan. So
far they have only with an open date provided an
E-Mail with a "Statement of Holdings" in my IRA
account. Would this be sufficient for your purposes?
Sincerely, E P Olson
--- "Edward P. Olson" <captepjo@yahoo.com> wrote:

> Date: Fri, 5 Nov 2004 15:21:21 -0800 (PST)
> From: "Edward P. Olson" <captepjo@yahoo.com>
> Subject: Request for verification, Account No.
> 6361-1568
> To: Eve King <eve.king@wedbush.com>
>
> Dear Ms King, This year I am again submitting a
> shareholder proposal to Boeing Co and several other
> companys. In order to limit your workload in this
> regard could you generate a letter that would cover
> also the following other companies? Direct TV,
> Goodyear, Intel, Johnson and Johnson, Motorola,
> Schwab, Sprint, Texas Instruments, Time Warner,
> Xerox,
> amd Yahoo. The letter should state the number of
> shares and the fact that I have continuously held
> them
> in the account for over a year. Please respond as
> quickly as practicable due to the fact I have till
> Nov
> 15 for the Motorola proposal. Thank you, Ed Olson
>
>
>
> ______________________________
> Do you Yahoo!?
> Check out the new Yahoo! Front Page.
> www.yahoo.com
>
>
>

Exhibit D

Harenza, Katherine

From: Harenza, Katherine
Sent: Monday, November 15, 2004 2:08 PM
To: 'Edward P. Olson'
Cc: Carol H. Forsyte (E-mail); David, Oscar
Subject: RE: Request for verification, Account No. 6361-1568



Rule14a 8.pdf

Mr. Olson,
As stated in my letter to you dated November 1, 2004, Rule 14a-8(b) (a copy of which is attached to this email) requires a written statement from the "record" holder of your securities verifying, that at the time you submitted your proposal (October 28, 2004) you continuously held at least $2,000 in market value or 1% of Motorola's securities for at least one year. Motorola may exclude your proposal if you are unable to prove both elements of eligibility (ownership and one year holding period) in the manner prescribed by the Securities and Exchange Commission no later than 14 days from your receipt of my November 1 letter notifying you of the deficiency in your proposal.

Regards,
Katherine L. Harenza
Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601
312/558-7592 (direct)
312/558-5700 (fax)

-----Original Message-----
From: Edward P. Olson [mailto:captepjo@yahoo.com]
Sent: Monday, November 15, 2004 11:51 AM
To: Harenza, Katherine
Subject: Fwd: Request for verification, Account No. 6361-1568

Dear Ms. Harenza, I have been attempting since Nov 5 to get a letter of verifcation of my 1300 shares of Motorola stock since Nov 5 from Wedbush Morgan. So far they have only with an open date provided an E-Mail with a "Statement of Holdings" in my IRA account. Would this be sufficient for your purposes?
Sincerely, E P Olson
--- "Edward P. Olson" <captepjo@yahoo.com> wrote:

> Date: Fri, 5 Nov 2004 15:21:21 -0800 (PST)
> From: "Edward P. Olson" <captepjo@yahoo.com>
> Subject: Request for verification, Account No.

> 6361-1568
> To: Eve King <eve.king@wedbush.com>
>
> Dear Ms King, This year I am again submitting a
> shareholder proposal to Boeing Co and several other
> companys. In order to limit your workload in this
> regard could you generate a letter that would cover
> also the following other companies? Direct TV,
> Goodyear, Intel, Johnson and Johnson, Motorola,
> Schwab, Sprint, Texas Instruments, Time Warner,
> Xerox,
> amd Yahoo. The letter should state the number of
> shares and the fact that I have continuously held
> them
> in the account for over a year. Please respond as
> quickly as practicable due to the fact I have till
> Nov
> 15 for the Motorola proposal. Thank you, Ed Olson
>
>
>
> ________________________________
> Do you Yahoo!?
> Check out the new Yahoo! Front Page.
> www.yahoo.com
>
>
>

____
Do you Yahoo!?
Check out the new Yahoo! Front Page.
www.yahoo.com

• §240.14a-8 **Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of

the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Harenza, Katherine

From: Edward P. Olson [captepjo@yahoo.com]
Sent: Monday, November 15, 2004 4:43 PM
To: Harenza, Katherine
Cc: James Balkman; Kathleen Balkman
Subject: Fwd: Motrola Purchases Verification



Motrola Purchases

Ms. Harenza, Enclosed is a verification of my holdings in motorola stock. Ed Olson
Note: forwarded message attached.



PACIFIC WEST
FINANCIAL GROUP

November 15, 2004

To: Motorola Inc.

From: Ryan Hixon

RE: Edward P Olson

Dear Motorola Inc.:

Mr. Edward P Olson has requested that I inform you that our firm holds, in street name, 1300 shares of Motorola Inc common stock. The purchase dates and quantities are as follows:

300 shares purchased 4/2/200

300 shares purchased 10/30/2000

300 shares purchased 5/22/2001

200 shares purchased 7/31/2001

200 shares purchased 8/29/2001

If I can be of any additional assistance, please phone me at 888-236-7979.

Sincerely,

Ryan Hixon

Ryan Hixon
Operations Manager

CORPORATE OFFICE
WWW.PWFINANCIAL.COM
PHONE: 425 271 3550 FAX: 425 255.6567
555 South Renton Village Place, Suite 700
Renton, Washington 98055
PO Box 860, Renton, Washington 98057

Harenza, Katherine

From: Harenza, Katherine
Sent: Tuesday, November 16, 2004 3:00 PM
To: 'Edward P. Olson'
Cc: Carol H. Forsyte (E-mail); David, Oscar
Subject: RE: Motorola Purchases Verification


Rule14a 8.pdf

Mr. Olson,
The information that you provided does not meet the Rule 14a-8 requirement that mandates the delivery of a written statement from the "record holder" verifying that at the time you submitted your proposal (October 28, 2004) you, as the beneficial owner, continuously held at least $2,000 in market value or 1% of Motorola's securities for at least one year.

By our calculation, under the SEC's rules, today was the deadline for your submission of the required information. Motorola agrees to consider your proposal if you are able to promptly provide, by the close of business on Thursday, November 18, 2004, verification of your ownership of Motorola shares in the form mandated by the SEC and described above. I am also attaching a copy of Rule 14a-8 for your reference.

Regards,
Katherine L. Harenza
Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601
312/558-7592 (direct)
312/558-5700 (fax)

-----Original Message-----
From: Edward P. Olson [mailto:captepjo@yahoo.com]
Sent: Monday, November 15, 2004 4:43 PM
To: Harenza, Katherine
Cc: James Balkman; Kathleen Balkman
Subject: Fwd: Motrola Purchases Verification

Ms. Harenza, Enclosed is a verification of my holdings
in motorola stock. Ed Olson
Note: forwarded message attached.

Harenza, Katherine

From: Edward P. Olson [captepjo@yahoo.com]
Sent: Thursday, November 18, 2004 6:54 PM
To: Harenza, Katherine
Subject: Fwd: Motorola Purchases Verification

Ms Harenza, This should meet your requirements. We had some difficulty in acquiring the cooperation of the financial institution. I apologize for the delay.
Sincerely, Ed Olson
--- Eve King <Eve.King@wedbush.com> wrote:

> From: Eve King <Eve.King@wedbush.com>
> To: "'captepjo@yahoo.com'" <captepjo@yahoo.com>
> CC: "'james@balkman.com'" <james@balkman.com>
> Subject: Motorola Purchases Verification
> Date: Thu, 18 Nov 2004 09:38:01 -0800
>
> As the clearing agent for Mr. Olson's broker/dealer,
> Pacific West
> Securities, and the Custodian of Mr. Olson's
> retirement account, this is to
> confirm that Mr. Olson has owned 1,300 shares of
> Motorola Incorporated in
> his account for more than one year.
>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Motorola, Inc. (MOT)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Pill
Proponent: Edward P. Olson

Ladies and Gentlemen:

Mr. Edward P. Olson has owned the required stock for the required time period for this rule 14a-8 proposal. The company, on the other hand has not provided evidence that it has complied with SLB No. 14B which instructs companies to:

* provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s);

* although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

Furthermore SLB 14B states:

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership?

Yes. If the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8. The company should use language that tracks rule 14a-8(b), which states that the shareholder proponent "must" prove its eligibility by submitting:

* the shareholder proponent's written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and

* either:

* a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

* a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

We have expressed the view consistently that a company does not meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

* address the specific requirements of that rule in the notice; or

* attach a copy of rule 14a-8(b) to the notice.

The November 1, 2004 company letter which the company included as an exhibit in its no action request package did not provide these complete instructions.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Edward P. Olson
Carol Forsyte

Exhibit B

WINSTON & STRAWN LLP

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

CITY POINT
1 ROPEMAKER STREET
LONDON, EC2Y 9HT

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

(312) 558-5600

FACSIMILE (312) 558-5700

www.winston.com

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502

WRITER'S DIRECT DIAL NUMBER
312-558-7592
kharenza@winston.com

November 1, 2004

VIA FEDERAL EXPRESS
Mr. Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: **Motorola, Inc./Stockholder Proposal**

Dear Messrs. Olson and Chevedden:

Reference is made to Mr. Olson's letter, dated October 25, 2004 that was received by facsimile on October 28, 2004 by Peter Lawson, the Secretary of Motorola, Inc. ("Motorola"), which enclosed a resolution (the "Proposal") to be presented at Motorola's next annual shareholder meeting. We are responding to Mr. Olson's letter on behalf of Motorola.

In the Notes to the Proposal, Mr. Olson states that verification of stock ownership will be forwarded. Motorola's records do not show Mr. Olson as a registered holder of shares of Motorola common stock. Pursuant to Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, if a stockholder is not a registered holder of a company's securities, the stockholder must prove his or her eligibility to submit a proposal to the company by submitting, at the time the stockholder submits his or her proposal, a written statement from the "record" holder of the stockholder's shares (usually a broker or bank) verifying that, at the time the stockholder submitted his or her proposal, he or she had continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year.

Mr. Olson has not proven that he meets the eligibility requirements to submit a proposal as set forth in Rule 14a-8. **Mr. Olson must prove his eligibility by responding to the undersigned by no later than 14 calendar days after his receipt of this letter.** Motorola may exclude the Proposal from its proxy statement if Mr. Olson does not meet the eligibility requirements at that time.

Regards,



Katherine L. Harenza

cc: Carol H. Forsyte, Motorola, Inc.
Oscar A. David

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

61% Yes-Vote

This topic won an impressive 61% yes-vote at 50 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- We had no Lead Director or Independent Chairman – independence concern.
- Our 3-member audit committee allowed a member with 28-years tenure – independence concern.
- 2003 CEO pay of $11 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – it could be a sign that our board is weak in its oversight of our CEO.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Stock Value

I believe that if a poison pill makes our company difficult to sell or exchange for stock in a more valuable company – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 21, 2004

The proposal relates to poison pills.

There appears to be some basis for your view that Motorola may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Motorola's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Motorola omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Robyn Manos
Special Counsel